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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*

                         Enviro-Clean of America, Inc.
                         -----------------------------
                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
                 ---------------------------------------------
                        (Title of Class of Securities)


                           ------------------------
                                (CUSIP Number)

                             Alan Schoenbaum, Esq.
                     Akin, Gump, Strauss, Hauer & Feld LLP
                            300 Convent, Suite 1500
                        San Antonio, Texas, Texas 78207
                                 210-281-7000
                                 ------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
-------------------------------------------------------------------------------
                                Communications)
                                ---------------

                                August 1, 1999
                            ----------------------
            Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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------------------------                                    ------------------
CUSIP NO.                             13D                   Page 2 of 6 Pages
------------------------                                    ------------------

================================================================================
     1    NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

          Randall Davis
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          AF & OO
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [_]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen
--------------------------------------------------------------------------------

          NUMBER OF                 7  SOLE VOTING POWER:             350,000
           SHARES
          BENEFICIALLY              --------------------------------------------
           OWNED BY
            EACH                    8  SHARED VOTING POWER:               -0-
           PERSON
            WITH
                                    --------------------------------------------

                                    9  SOLE DISPOSITIVE POWER:        350,000

                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER:         -0-
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          350,000
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [_]
          EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.67%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

          IN
================================================================================

------------------------             13D                    ------------------
CUSIP NO.                                                   Page 3 of 6 Pages
------------------------                                    ------------------

                                 SCHEDULE 13D

Item 1.  Security and Issuer.

     This schedule relates to the common stock, $ 0.001 par value per share ("Common Stock") of Enviro-Clean of America, Inc. (the "Issuer"). The Issuer has its principal executive office at 211 Park Avenue, Hicksville, New York 11801.

Item 2.   Identity and Background.

     (a)  Name of the reporting persons:

          Randall Davis

     (b) The business address of the reporting person is 1023 Morales, San Antonio, Texas 78207.

     (c) Mr. Randall Davis is principally engaged in the sanitary product manufacturing and supply business.

          Employer:  Enviro-Clean of America, Inc.
          Principal business:  sanitary product manufacturing and supply
          Address:  1023 Morales, San Antonio, Texas 78207

     (d) - (e)   During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Citizenship.

          Randall Davis is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     In April and June of 1999, Colnic Investment Corp., a company controlled by Mr. Davis, purchased 100,000 shares of common stock for an aggregate amount of $250,000, which was paid from funds of Colnic Investment Corp. On August 1, 1999, the Issuer purchased Cleaning Ideas, Inc., a company partially owned by Mr. Davis. As part of the Agreement and Plan of Merger, the shareholders of Cleaning Ideas, Inc. were given consideration of 320,000 shares of Series D Cumulative Convertible Preferred Stock. Of the 320,000 shares of Series D Cumulative Convertible Preferred Stock, Mr. Davis attained 250,000 shares, while 70,000 shares are held by another party.

------------------------             13D                    ------------------
CUSIP NO.                                                   Page 4 of 6 Pages
------------------------                                    ------------------


Item 4.  Purpose of the Transaction.

     All of the shares purchased and/or acquired by Mr. Davis are for investment purposes. Mr. Davis may, from time to time depending upon market conditions and other investment consideration, purchase additional shares of the Common Stock or dispose of shares of the Common Stock. As a Director and President of the Issuer, Mr. Davis regularly explores potential actions and transactions which may be advantageous to the Issuer, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory obligations of the Issuer.

     (a) - (b)    Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  None.

     (i)  None.

     (j) The reporting person's objective is to build a strong presence in the janitorial/sanitary supplies distribution industry by acquiring companies with a profitable base of annualized revenue in the $2 million to $10 million range. Although there are no definitive plans for future acquisitions at this time, the reporting person reserves the right to develop such plans.

Item 5.  Interest in Securities of the Issuer.

     (a) - (b) As of the date hereof, Randall Davis beneficially owns 350,000 shares of the Issuer's Common Stock, and such shares constitute approximately 6.67% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof, assuming the conversion of preferred stock beneficially held by Randall Davis. Such shares beneficially owned by Randall Davis include: (1) 250,000 shares subject to conversion of Series D Convertible Preferred Stock held by Randall Davis; and (2) 100,000 shares held by Colnic Investment Corp., of which Mr. Davis is the controlling shareholder.

------------------------             13D                    ------------------
CUSIP NO.                                                   Page 5 of 6 Pages
------------------------                                    ------------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Davis and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Davis are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


Item 7.  Material to be Filed as Exhibits.



     Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 9, 2000                 /s/ Randall Davis
                                     -----------------------------------
                                     Signature

                                     Randall Davis
                                     ------------------------------------
                                     Name/Title